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                                                                       EXHIBIT 8

                                 June 20, 1997

UtiliCorp United Inc.
20 West Ninth Street
Kansas City, Missouri 64105

Dear Gentlemen:

    You have requested our opinion regarding the tax treatment of UtiliCorp United Inc. (the "Company") stockholders who elect to reinvest dividends received on the Company's Common Stock (the "Common Stock") or invest optional cash deposits in additional shares of Common Stock pursuant to the Company's Dividend Reinvestment and Common Stock Purchase Plan (the "Plan").

    In this connection, we have examined and relied upon the Form S-3 Registration Statement, the form of Prospectus as proposed to be filed with the Securities and Exchange Commission, including the questions and answers constituting the Plan, and such other instruments and documents as we have deemed pertinent.

    Our opinion is based solely upon applicable law and the factual information and undertakings contained in the above mentioned documents. In rendering our opinion, we have assumed the accuracy of all information and the performance of all undertakings contained in the reviewed documents. If any of these stated facts or assumptions are not correct, please advise us at once as our advice may be affected by a change in the facts. Capitalized terms not defined in this letter have the meaning given to them in the Plan.

    Subject to the foregoing and upon investigation of such matters of law as we consider applicable, we are of the opinion that under the Internal Revenue Code of 1986, as amended and in effect as of the date of this opinion (the "Code"):

    1. The receipt by a Service User of shares of Common Stock acquired through reinvestment of dividends on Common Stock will be treated as dividend income in an amount equal to the fair market value of such shares on the dividend payment date. Code Section301, Section305. A Service User that purchases shares of Common Stock through an optional cash deposit is treated as receiving dividend income in an amount equal to the excess, if any, of the fair market value of the shares of Common Stock received on the Investment Date over the amount of the optional cash deposit (the "Incremental Value"). Rev. Rul. 78-375, 1978-2 C.B.
130. The payment of brokerage commissions by the Company in connection with the purchase of shares in the open market (the "Commission Benefit") may result in additional dividend income to the Service User.

    2. The tax basis of shares purchased through dividend reinvestment is equal to the amount of dividend income recognized with respect to the receipt of such shares of Common Stock and the amount of the Commission Benefit recognized as taxable income by the Service User. Code Section301(d). The tax basis of shares purchased through an optional cash deposit is equal to the sum of: (i) the Service User's optional cash payment; (ii) the Incremental Value; and (iii) the amount of the Commission Benefit recognized as taxable income by the Service User. Rev. Rul. 78-375, SUPRA.

    3. The holding period for tax purposes for shares acquired under the Plan begins on the day following the date of purchase of such shares. Rev. Rul. 70-598, 1970-2 C.B. 168.
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    4.  A Service User will not recognize taxable income upon receipt of certificates for whole shares credited to its account through (i) a request for such certificates, (ii) withdrawal from the Plan, or (iii) termination of the Plan. Rev. Rul. 76-53, 1976-1 C.B. 87. However, Service Users will recognize gain or loss when whole shares acquired under the Plan are sold or exchanged in a taxable transaction. Code Section1001. Service Users will also recognize gain or loss when they receive a cash payment for a fractional share upon termination of participation in the Plan or termination of the Plan by the Company. Rev. Rul. 78-375, SUPRA. Gain or loss will be computed by comparing the amount received for such shares and the tax basis of such shares in the hands of the Service User. ID. Any gain or loss recognized will be treated as long-term capital gain or loss if the Service User has held such shares or fractional shares as a capital asset for more than one year. Code Section1221, Section1222.

    Our opinion is limited to the matters expressly addressed in the four numbered paragraphs above. No opinion is expressed and none should be inferred as to any other matter.

    This opinion is intended solely for your use and the use of your shareholders in connection with the Plan and is not to be relied upon by other persons or entities without our prior written consent. We consent to the reference to our firm under the caption "Federal Income Tax Consequences" and to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                  Very truly yours,

                                  /s/ Blackwell Sanders Matheny Weary & Lombardi LLP